Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 1 DATED AUGUST 15, 2022
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•the transaction price for each class of our common stock as of September 1, 2022;
•the calculation of our July 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to an investment in us;
•updated information regarding related party transactions;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2022;
•updated experts information; and
•our unaudited financial statements and the notes thereto as of and for the period ended June 30, 2022.

Status of this Offering

As of August 11, 2022, we have raised gross proceeds of approximately $130.1 million from the sale of approximately 6,662,300 shares in this offering, including proceeds from our distribution reinvestment plan of approximately $1.5 million. As of August 11, 2022, approximately $869.9 million in shares remain available for sale pursuant to this offering, including approximately $98.5 million in shares available for sale through our distribution reinvestment plan.

September 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of September 1, 2022 (and repurchases as of August 31, 2022) is as follows:

Transaction Price (per share)
Class T	$20.6991
Class D	$20.6991
Class I	$20.6991
Class A	$20.6991
Class TX	$20.6991

The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2022 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The July 31, 2022 NAV for our outstanding Class T, Class D, Class I, Class A and Class TX shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of July 31, 2022 (Class T, Class D, Class I, Class A and Class TX) as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of July 31, 2022 and June 30, 2022:

	As of
Components of NAV*	July 31, 2022	June 30, 2022
Investments in Multifamily Operating Properties	$2,056,328,198	$2,060,169,849
Investments in Multifamily Development Properties	239,425,819	237,851,785
Investments in Real-estate Related Structured Investments	66,796,536	66,030,401
Operating Company, Land and Other Net Current Assets	124,678,226	118,528,743
Cash and Cash Equivalents	15,581,408	14,562,583
Secured Real Estate Financing	(1,061,001,256)	(1,070,208,155)
Subordinated Unsecured Notes	(43,443,000)	(43,443,000)
Preferred Equity	(127,194,852)	(127,294,852)
Accrued Performance Participation Allocation	(30,258,126)	(30,078,462)
Net Asset Value	$1,240,912,953	$1,226,118,891
Fully-diluted Shares/Units Outstanding	59,950,083	59,175,010

* Presented as adjusted for our economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2022 and June 30, 2022:

	Class
	T	D	I	A	TX	OP(1)	Total
As of July 31, 2022
Monthly NAV	$68,946,587	$21,087	$45,768,851	$475,259,979	$362,888	$650,553,561	$1,240,912,953
Fully-diluted Outstanding Shares/Units	3,330,897	1,019	2,211,151	22,960,414	17,532	31,429,070	59,950,083
NAV per Fully-diluted Share/Unit	$20.6991	$20.6991	$20.6991	$20.6991	$20.6991	$20.6991
As of June 30, 2022
Monthly NAV	$61,018,655	$21,108	$36,718,741	$476,816,053	$363,226	$651,181,108	$1,226,118,891
Fully-diluted Outstanding Shares/Units	2,944,885	1,019	1,772,122	23,012,120	17,530	31,427,334	59,175,010
NAV per Fully-diluted Share/Unit	$20.7202	$20.7202	$20.7202	$20.7202	$20.7202	$20.7202

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the July 31, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	5.91%	4.64%
Development Assets	5.82%	4.50%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value.
A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.6%	2.1%
	0.25% increase	(2.5)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	4.6%	4.2%
	0.25% increase	(3.9)%	(3.8)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our June 30, 2022 NAV, we had a portfolio of $2.5 billion in total assets, with 83.1% of our equity value in operating properties, 8.4% in development and 8.5% in real estate-related investments. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of June 30, 2022.

Declaration of Distributions

On August 15, 2022, our board of directors declared a distribution for the month of August of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on August 31, 2022, to be paid in September 2022.

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions” for additional detail regarding our distributions paid for the year ended December 31, 2021 and the six months ended June 30, 2022.

Repurchases

During the three months ended June 30, 2022, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased(1)	Repurchases as a Percentage of NAV(2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs(3)
April 2022	29,521	0.1100263%	$18.3703	—
May 2022	81,015	0.2883072%	$18.8746	—
June 2022	189,280	0.6305921%	$18.6312	—
Total	299,816

(1) All shares have been repurchased pursuant to our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and its Affiliates

The table below provides information regarding fees and expenses paid to our advisor and its affiliates in connection with their services provided to us pursuant to the terms of the agreements with them in effect at such times. The table includes amounts incurred for the six months ended June 30, 2022 and the year ended December 31, 2021. We entered an amended and restated advisory agreement on May 7, 2021 at the effective time of our merger with Cottonwood Residential II, Inc. (the “CRII Merger”). The fees paid prior to May 7, 2021 were earned under our prior advisory agreement (amounts in thousands).

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Form of Compensation
Offering Stage
Organization and offering expenses(1)	$—	$14,100
Operational Stage
Asset management fees(2)	8,139	8,052
Asset management fees waived by our advisor(3)	—	(27)
Property management fee(4)	—	151
Reimbursable operating expenses(5)	—	331
Reimbursable employee costs(6)	(106)	(115)
Performance participation allocation(7)	30,078	51,761
	$38,111	$74,253

(1)Pursuant to our advisory agreement in effect through May 6, 2021, our advisor was obligated to pay all of the organization and offering expenses associated with our initial public offering on our behalf (with the exception of costs associated with restructuring the offering and any equity incentive awards granted by us to registered persons associated with the dealer manager for the offering).
(2)Under our advisory agreement in effect through May 6, 2021, we paid our advisor an annual asset management fee, paid monthly, in an amount equal to 1.25% per annum of our gross assets as of the last day of the prior month. Under the amended and restated advisory agreement entered May 7, 2021 and renewed on May 7, 2022, our Operating Partnership pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of our Operating Partnership, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by our Operating Partnership in such gross assets), subject to a cap of 0.125% of net asset value of our Operating Partnership.
(3)In connection with our initial public offering, our advisor agreed to waive its asset management fee each month in an amount equivalent to the 6.0% discount provided to those who purchased Class A shares through certain distribution channels. This was to ensure that we received proceeds equivalent to those received for sales of shares outside of these channels.
(4)Through May 7, 2021, we paid Cottonwood Communities Management, LLC (our subsidiary following the CRII Merger) a property management fee in an amount up to 3.5% of the annual gross revenues of our multifamily apartment communities that it manages. Cottonwood Communities Management, LLC could subcontract the performance of its property management duties to third parties and Cottonwood Communities Management, LLC would pay a portion of its property management fee to the third parties with whom it subcontracts for these services.
(5)Subject to the limitations on total operating expenses, our advisor is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that our advisor is responsible for the expenses related to any and all of our advisor’s personnel who provide investment advisory services to us (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of our advisor or any of its affiliates), including, without limitation, salaries, bonuses and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel; provided that we will be responsible for the personnel costs of our employees even if they are also directors or officers of our advisor or any of its affiliates except as provided for in the Reimbursement and Cost Sharing Agreement. Prior to May 7, 2021, we had no employees and amounts reimbursed for the year ended December 31, 2021 represent employee costs for individuals who are now employed by us.
(6)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, a wholly owned subsidiary of CROP, and CCA.
(7)As of May 7, 2021, the “Special Limited Partner,” an affiliate of our advisor, is entitled to receive a 12.5% promotional interest, subject to a 5% hurdle and certain limitations, under the terms of the amended and restated limited partnership agreement of CROP as amended to date. The performance participation allocation is an annual distribution to be made following the end of each year and accrues on a monthly basis. On January 31, 2022, the accrued $51.8 million performance participation allocation was paid in cash to the Special Limited Partner.

In addition to the amounts described above, for the six months ended June 30, 2022, we earned $0.4 million in management fees from Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”) related to the asset management fee pursuant to the asset management agreement between our indirect subsidiary and CMOF.

Risk Factors

The following risk factors supersede and replace the similar risk factors contained in the prospectus.

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the six months ended June 30, 2022 and for the year ended December 31, 2021, we had consolidated net losses of $19.9 million and $106.9 million, respectively. As of June 30, 2022, we had an accumulated deficit of $64.7 million. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $23.3 million for the six months ended June 30, 2022 and $63.4 million for the year ended December 31, 2021. In addition, the six months ended June 30, 2022 and the year ended December 31, 2021 also included $30.1 million and $51.8 million, respectively, of charges related to the performance participation allocation.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Funds from Operations” in this supplement for considerations on how to review this metric.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

During the early stages of our operations, it is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our existence and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially during our early periods of operation. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the six months ended June 30, 2022, and the year ended December 31, 2021, we paid aggregate distributions to common stockholders and limited partnership unitholders of $20.8 million and $20.2 million, including $19.8 million and $20.1 million of distributions paid in cash and $1.0 million and $0.1 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the six months ended June 30, 2022 and the year ended December 31, 2021 was $19.9 million and $106.9 million, respectively. Cash used in operating activities were $7.2 million for the six months ended

June 30, 2022, and cash flows provided by operating activities were $5.4 million for the year ended December 31, 2021. We funded our total distribution paid during the six months ended June 30, 2022, which includes net cash distributions and distribution reinvestment by stockholders, with $7.6 million prior period cash provided by operating activities, $2.6 million from additional borrowings, $9.6 million from offering proceeds, and $1.0 million of offering proceeds from issuance of common stock pursuant to the distribution reinvestment plan (the “DRP”). We funded our total distributions paid for the year ended December 31, 2021, which includes net cash distributions and distributions reinvested by stockholders, with $11.1 million prior period cash provided by operating activities, $5.0 million from additional borrowings, $4.0 million from offering proceeds, and $0.1 million of offering proceeds from issuance of common stock pursuant to the DRP.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Related Party Transactions

Amendments to Block C and Jasper Operating Agreements

On June 28, 2022, we, through our indirect subsidiaries, admitted entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”), as members in CW Block C, LLC (“Block C”), a development joint venture with Cottonwood Multifamily Opportunity Fund O.P., LP (“CMOF OP”), and CW Jasper, LLC (“Jasper”), a development project owned 100% by CROP. The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. In connection with their admission as members, the Affiliated Members made an aggregate capital contribution of $ 8,499,221.74 and $2,375,778.26 to Block C and Jasper, respectively. Following the admission of the Affiliated Members to Block C and Jasper, the Affiliated Members own a 21.0134% interest in Block C, with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.6273%, 10.1125%, 3.5877%, 0.4831%, 0.3342%, 0.3000%, 0.1091%, 0.2387% and 0.6767%, respectively, in Block C, alongside our 64.4906% indirect ownership interest and CMOF OP’s 14.4960% ownership interest, and a 20.1025% interest in Jasper, with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.4267%, 9.6742%, 3.4322%, 0.4621%, 0.3197%, 0.2870%, 0.1043%, 0.2284% and 0.6474% respectively, in Jasper, alongside our 79.8975% interest. The investment in the projects by the Affiliated Members was established at an amount no greater than the recent appraised value of the project, as determined by an independent third-party appraiser and approved by the conflicts committee. The Affiliated Members will participate in the economics of Block C and Jasper on the same terms and conditions as us.

On August 11, 2022, we amended and restated the operating agreement of Block C (the “Block C Agreement”) and Jasper (the “Jasper Agreement,” and together with the Block C Agreement, the “Agreements”) to reflect additional terms related to the admission of the Affiliated Members, among other things. The Block C Agreement provides that Block C QOF, a joint venture between CROP and Cottonwood Capital Management, Inc. and managed by CROP (“Block C QOF”), CROP, CMOF OP and Brickyard QOF will act as co-managers with CROP managing the day-to-day operations of Block C. The Jasper Agreement provides that Block C QOF and Brickyard QOF will act as co-managers with Block C QOF managing the day-to-day operations of Jasper. Each of the Brickyard Agreement and the Jasper Agreement include the following terms. The unanimous consent of the managers is required for company actions, and certain major decisions, including decisions impacting mergers and whether Block C and Jasper maintain their Qualified Opportunity Fund status, also require a majority approval of the members. In addition, after December 31, 2032, a manager may unilaterally require the company to take its development project(s) to market for sale, while the other managers of the company will have the first right of refusal to purchase the development project(s) if triggered before December 31, 2037 or the first right of offer to purchase the development project(s) if triggered on or after December 31, 2037. CROP or its affiliate is entitled to receive a development fee in an amount equal to 3% of the total development hard and soft costs for the development project(s) and CROP Property Management, LLC or its affiliate is entitled to receive a property management fee in an amount equal to 2.5% of the gross revenues of the development project(s).

Entry Into Coworking Space Design Agreement with APT Cowork, LLC

On August 9, 2022, our conflicts committee approved a form of Coworking Space Design Agreement to be entered by and between the property-owning limited liability company (“Landlord”), which will be a subsidiary of CROP, and APT Cowork, LLC (“APT”), an entity in which our officers and directors have a direct or indirect ownership interest as follows: Glenn Rand (21.49%), Daniel Shaeffer (21.46%), Chad Christensen (21.46%), Gregg Christensen (8.89%), Eric Marlin (6.71%), Enzio Cassinis (5.25%), Adam Larson (2.81%), Susan Hallenberg (2.18%), Paul Fredenberg (1.83%), and Stan Hanks (1.06%). The form of agreement provides the terms on which APT may design and upgrade the amenities for the common areas at certain of our multifamily properties. The Coworking Space Design Agreement provides that in exchange for advising on coworking improvements at Landlord’s property, Landlord will pay APT a one-time design and project management fee of $60,000, which may be increased up to $75,000 depending on the scope of the project. Upon approval of the form agreement, we entered a Coworking Space Design Agreement with respect to seven of our properties. We expect to enter Coworking Space Design agreements for an additional 18 of our properties over the next six months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus as supplemented to date.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly-owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through Cottonwood Residential O.P., LP (“CROP”), our operating partnership. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third party limited partners.

We are a non-traded perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of June 30, 2022, we raised $122.0 million from the sale of our common stock in an initial public offering that we conducted from August 2018 through December 2020; we raised gross proceeds of $127.0 million from the sale of our Series 2019 Preferred Stock in a private offering to accredited investors only; and we raised $90.3 million in our follow-on offering that we commenced in November 2021 (including shares issued through the distribution reinvestment plan offering). We have primarily used the net proceeds to make investments in multifamily real estate and real estate-related assets.

As of our June 30, 2022 NAV, we had a portfolio of $2.5 billion in total assets, with 83.1% of our equity value in operating properties, 8.4% in development and 8.5% in real estate-related investments. Refer to the sections entitled “Our Investments” and “Net Asset Value” below for further description of our portfolio and NAV.

The 2021 Mergers

On January 26, 2021, we entered into separate agreements with three affiliated REITs and their respective operating partnerships to merge through the exchange of stock-for-stock and units-for-units, respectively. The merger with Cottonwood Residential II, Inc. (“CRII,” the “CRII Merger”) closed on May 7, 2021. The mergers with Cottonwood Multifamily REIT I, Inc. (“CMRI,” the “CMRI Merger”) and with Cottonwood Multifamily REIT II, Inc. (“CMRII,” the “CMRII Merger”) closed on July 15, 2021. We refer to the CRII Merger, the CMRI Merger and the CMRII Merger as the “2021 Mergers.”

Through the 2021 Mergers we acquired interests in 22 stabilized multifamily apartment communities, four multifamily development projects, one structured investment, and land held for development. We also acquired CRII’s property management business and its employees, which currently manage approximately 9,600 units, including 7,300 units we own or have ownership interests in, an advisory contract with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), and personnel who performed certain administrative and other services for us, including legal, accounting, property development oversight and certain services relating to construction management, shareholder relations, human resources, renter insurance and information technology.

CC Advisors III continues to manage our business as our external advisor pursuant to an amended and restated advisory agreement. With the exception of our Chief Legal Officer, Chief Operating Officer, Chief Accounting Officer, and Chief Development Officer, we do not employ our executive officers.

See Note 1 of the consolidated financial statements in this supplement for further description of the 2021 Mergers.

Merger with Cottonwood Multifamily Opportunity Fund, Inc.

On July 8, 2022, we, CROP, Cottonwood Communities GP Subsidiary, LLC, our wholly owned subsidiary (“Merger Sub”), CMOF and Cottonwood Multifamily Opportunity O.P., LP (“CMOF OP”) entered into an Agreement and Plan of Merger (the “CMOF Merger Agreement”) pursuant to which we will acquire CMOF in a stock-for-stock transaction whereby CMOF will be merged with and into Merger Sub.

CMOF is a Maryland corporation that was sponsored by CROP and formed to invest in multifamily development projects and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. CMOF has investments in two development projects and one investment in a land parcel held for development, all through separate joint ventures with CROP as follows: Park Avenue (development project), Cottonwood on Broadway (development project) and Block C (land held for development) with a percentage ownership interest held by CMOF as of June 30, 2022, of 76.4%, 81.2%, and 63.0%, respectively, and the balance of a majority of the remaining interest held by CROP and some of our officers and directors either directly or indirectly. In addition, Daniel Shaeffer and Chad Christensen are each officers and directors of us and CMOF, and Gregg Christensen is an officer of us and CMOF and also a director of CMOF. The CMOF Merger Agreement was entered into after a thorough due diligence and negotiation process conducted by a special committee of CMOF’s board of directors, with the assistance of its advisors, and our conflicts committee, with the assistance of its advisors.

Highlights for the Three Months Ended June 30, 2022

The following highlights activities that occurred during the three months ended June 30, 2022:

•Attained net loss attributable to common stockholders of $(0.22) per diluted share, representing a 56% improvement compared to the same period in the prior year.
•Achieved funds from operations attributable to common stockholders and unit holders (“FFO”) of $(0.12) per diluted share/unit. Core FFO was $0.05 per diluted share/unit, compared to $0.10 for the same period in the prior year.
•NAV increased from $19.6324 as of March 31, 2022 to $20.7202 as of June 30, 2022, representing an increase of 5.5%.
•Acquired Cottonwood Lighthouse Point, a 243 unit apartment community in Pompano Beach, FL, for $95.5 million.
•Sold equity method investments in 3800 Main and Alpha Mill, recognizing $7.6 million of gains from these investments. We retained a 28.3% interest in Alpha Mill.
•Recapitalized our Block C and Jasper developments, receiving $10.9 million from affiliated investors and obtaining a controlling interest in Block C.
•Closed an aggregate of $94.9 million in property-level financing and repaid $21.6 million.
•Executed additional draws of $13.7 million on construction loans to further the completion of our development projects.
•Raised $50.0 million of net proceeds from the sale of stock issued under our follow-on offering.
•Fully redeemed our Series 2016 Preferred Stock for $139.8 million.
•Received certificates of occupancy on our Park Avenue development and began lease-up on the projects.

Highlights for the Six Months Ended June 30, 2022

The following highlights activities that occurred during the six months ended June 30, 2022:

•Attained net loss attributable to common stockholders of $(0.34) per diluted share, representing a 53% improvement compared to the same period in the prior year.
•Achieved funds from operations attributable to common stockholders and unit holders (“FFO”) of $(0.01) per diluted share/unit. Core FFO was $0.11 per diluted share/unit, compared to $0.15 per share/unit for the same period in the prior year.
•NAV increased from $17.2839 as of December 31, 2021 to $20.7202 as of June 30, 2022, representing an increase of 19.9%.
•Acquired Cottonwood Lighthouse Point, a 243 unit apartment community in Pompano Beach, FL, for $95.5 million.
•Sold equity method investments in 3800 Main and Alpha Mill, recognizing $7.6 million of gains from these investments.
•Recapitalized our Block C and Jasper developments, receiving $10.9 million from affiliated investors and obtaining a controlling interest in Block C.
•Closed an aggregate of $464.4 million in property-level financing and repaid $231.2 million.
•Executed additional draws of $22.9 million on construction loans to further the completion of our development projects. and refinanced $59.7 million of construction loans with permanent debt.
•Raised $80.4 million of net proceeds from the sale of stock issued under our Follow-on Offering.
•Fully redeemed our Series 2016 Preferred Stock for $139.8 million and fully redeemed our Series 2017 Preferred Stock for $2.6 million.
•Received certificates of occupancy on our Park Avenue and Sugarmont developments and began lease-up on the projects.

Our Investments

Information regarding our investments as of June 30, 2022 is as follows:

Stabilized Properties ($ in thousands)

Property Name	Location	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Date Property Value	Mortgage Debt Outstanding (1)	Physical Occupancy Rate	Percentage Owned by CROP
Alpha Mill	Charlotte, NC	267	830	May 2021	$69,500	$39,044	94.76%	28.29%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400	33,594	96.18%	100.00%
Cottonwood	Salt Lake City, UT	264	834	May 2021	47,300	35,430	95.08%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900	46,709	97.09%	71.00%
Cottonwood Lighthouse Point	Pompano Beach, FL	243	996	June 2022	95,500	47,964	96.30%	100.00%
Cottonwood One Upland	Boston, MA	262	1,160	March 2020	103,600	36,000	97.33%	100.00%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500	38,066	97.14%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	70,000	65,300	97.20%	90.45%
Cottonwood West Palm	West Palm Beach, FL	245	1,122	May 2019	66,900	47,978	93.06%	100.00%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900	25,264	95.94%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600	48,400	96.34%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400	46,000	95.98%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900	45,341	97.05%	100.00%
Melrose	Nashville, TN	220	951	May 2021	67,400	56,600	97.73%	100.00%
Melrose Phase II	Nashville, TN	139	675	May 2021	40,350	32,400	92.09%	79.82%
Parc Westborough	Boston, MA	249	1,008	May 2021	74,000	24,000	95.58%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100	58,500	94.17%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500	47,400	91.36%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100	35,367	97.55%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500	48,719	97.44%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700	48,373	91.98%	95.80%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200	53,600	95.42%	84.19%
Summer Park	Buford, GA	358	1,064	May 2021	75,500	44,620	95.53%	98.68%
The Marq Highland Park (2)	Tampa, FL	239	999	May 2021	65,700	34,310	95.82%	100.00%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700	30,700	96.53%	58.60%
Total / Weighted-Average		7,218	969		$1,676,150	$1,069,679	95.75%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) Excludes the commercial data in units count and physical occupancy.

Development Properties ($ in thousands)

Property Name	Location	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Estimated Completion Date	Investment Amount	Percentage Owned by CROP
Cottonwood on Broadway	Salt Lake City, UT	254	817	May 2021	4Q2022	$6,020	18.84% (1)
Park Avenue	Salt Lake City, UT	234	714	May 2021	2Q2022	8,657	23.57%(1)
Sugarmont	Salt Lake City, UT	341	904	May 2021	2Q2022	73,323	99.00%(3)
Cottonwood on Highland (2)	Millcreek, UT	250	757	May 2021	1Q2023	8,221	36.93%
Total		1,079				$96,221

(1) CMOF indirectly owns a majority of the remaining interest. On July 8, 2022, we entered the CMOF Merger Agreement, pursuant to which and subject to the terms and conditions of we expect to acquire CMOF in a stock-for-stock transaction.

(2) Intended to qualify as a qualified opportunity zone investment. Excludes the commercial data in unit count.
(3) The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

Structured Investments ($ in thousands)

Property Name	Location	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
Lector85	Ybor City, FL	Preferred Equity	August 2019	254	$9,900	$9,900
Vernon Boulevard	Queens, NY	Preferred Equity	July 2020	534	15,000	15,000
Riverfront	West Sacramento, CA	Preferred Equity	November 2020	285	15,092	15,092
Integra Peaks at Damonte	Reno, NV	Mezzanine Loan	June 2021	300	13,000	13,000
Total				1,373	$52,992	$52,992

Land Held for Development ($ in thousands)

Property Name	Location	Purchase Date	Investment Amount	Percentage Owned by CROP
Block C	Salt Lake City, UT	May 2021	$25,382	64.49% (1)
Jasper	Salt Lake City, UT	June 2021	9,513	80.02%(2)
3300 Cottonwood	Salt Lake City, UT	October 2021	7,521	100.00%
Total			$42,416
(1) On June 28, 2022, Block C was recapitalized. We provided additional capital contributions to the project and obtained a majority interest. We also admitted the Affiliated Members. The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. CMOF indirectly owns a 14.5% interest in Block C. On July 8, 2022, we entered the CMOF Merger Agreement, pursuant to which and subject to the terms and conditions of, we expect to acquire CMOF in a stock-for-stock transaction.

(2) On June 28, 2022, the Affiliated Members were admitted as members in the Jasper joint venture and provided a capital contribution.

Results of Operations

Our results of operations for the three and six months ended June 30, 2022 and 2021 are as follows (in thousands, except share and per share data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	Change	2022	2021	Change
Revenues
Rental and other property revenues	$28,603	$16,843	$11,760	$55,423	$20,015	$35,408
Property management revenues	2,703	2,121	582	5,826	2,121	3,705
Other revenues	634	277	357	1,249	523	726
Total revenues	31,940	19,241	12,699	62,498	22,659	39,839
Operating expenses
Property operations expense	10,589	6,804	3,785	20,262	8,152	12,110
Property management expense	4,587	2,552	2,035	9,540	2,552	6,988
Asset management fee	4,348	1,442	2,906	8,139	2,328	5,811
Performance participation allocation	10,144	6,455	3,689	30,078	6,455	23,623
Depreciation and amortization	11,992	14,482	(2,490)	23,259	15,820	7,439
General and administrative expenses	3,352	2,264	1,088	6,575	4,769	1,806
Total operating expenses	45,012	33,999	11,013	97,853	40,076	57,777
Loss from operations	(13,072)	(14,758)	1,686	(35,355)	(17,417)	(17,938)
Equity in earnings (losses) of unconsolidated real estate entities	4,052	(652)	4,704	6,723	299	6,424
Interest income	8	136	(128)	23	137	(114)
Interest expense	(11,687)	(5,824)	(5,863)	(22,804)	(7,154)	(15,650)
Gain on sale of unconsolidated real estate entities	7,634	—	7,634	7,634	—	7,634
Promote from incentive allocation agreement	—	—	—	30,309	—	30,309
Gain (loss) on debt extinguishment, net	70	—	70	(481)	—	(481)
Other income (expense)	290	(9)	299	1,819	18	1,801
Income (loss) before income taxes	(12,705)	(21,107)	8,402	(12,132)	(24,117)	11,985
Income tax expense	(288)	(293)	5	(7,750)	(293)	(7,457)
Net loss	(12,993)	(21,400)	8,407	(19,882)	(24,410)	4,528
Net loss attributable to noncontrolling interests:			—			—
Limited partners	6,752	12,783	(6,031)	10,580	12,783	(2,203)
Partially owned entities	398	2,613	(2,215)	453	2,613	(2,160)
Net loss attributable to common stockholders	$(5,843)	$(6,004)	$161	$(8,849)	$(9,014)	$165

Weighted-average common shares outstanding	27,156,490	12,492,221	14,664,269	25,912,200	12,362,973	13,549,227
Net loss per common share - basic and diluted	$(0.22)	$(0.48)	$0.26	$(0.34)	$(0.73)	$0.39

Comparison of the Three Months Ended June 30, 2022 and 2021

Rental and Other Property Revenues, Property Operations Expense

Rental and other property revenues increased $11.8 million and property operations expense increased $3.8 million. The CRII Merger closed on May 7, 2021. Rental and property revenues increased $11.4 million and property operation expenses increased $2.2 million primarily due to a full three months of activity in 2022 from real estate assets acquired with the CRII Merger compared to less than two months of activity for the same period in 2021. This, combined with higher rents and higher operating costs across all of our portfolio, accounted for the increase.

Property Management Revenues and Property Management Expense

Property management revenues and property management expenses increased $0.6 million and $2.0 million, respectively. The increase was due to three months of activity in 2022 from the property management business acquired with the CRII Merger compared to less than two months of activity for the same period in 2021. This was offset by the loss of a portfolio of 12 properties which we managed for a third party in February 2022. Our consolidated properties are managed by us. The property management income received from those properties is eliminated with the associated expense at those properties.

Asset Management Fee

Asset management fees prior to May 7, 2021 were 1.25% of gross book value. After May 7, 2021 the asset management fee was the lesser of 0.0625% gross asset value or 0.125% of net asset value each month (0.75% and 1.5% annually), with values updated monthly. The increase in asset management fees of $2.9 million is due to the increase in assets acquired through the 2021 Mergers, the increase in other assets and capital raised, and overall increases in real estate values and NAV in combination with the revised fee structure.

Performance Participation Allocation

An affiliate of the Advisor holds a special limited partner interest in CROP. This special limited partnership interest entitles the holder to receive an allocation of CROP's total return to its capital account of 12.5% over a 5% hurdle with a catch up, so long as the advisory agreement has not been terminated. See Note 9 of the consolidated financial statements for additional information on the allocation. The increase in the performance participation allocation of $3.7 million is due to the growth of our NAV over the three-month period ended June 30, 2022 compared to the growth in NAV for the period from May 7, 2021, the effective date of the amended and restated operating agreement of CROP, to June 30, 2021.

Depreciation and Amortization

Depreciation and amortization decreased $2.5 million due to the absence of amortization in 2022 of intangible assets from the CRII Merger. Amortization expense for the three months ended June 30, 2021 for these intangible assets was $7.9 million. The decrease in amortization was offset by additional depreciation of $5.4 million from three months of depreciation in 2022 on properties acquired with the CRII Merger compared to less than two months of depreciation for the same period in 2021.

Equity in earnings of unconsolidated real estate entities

The $4.7 million increase in equity in earnings of unconsolidated real estate entities is due to three months of earnings in 2022 from the underlying properties of the equity method investments acquired with the CRII Merger compared to less than two months of earnings for the same period in 2021. In addition, earnings from the underlying properties improved from increased rents and the absence in 2022 of amortization from intangible assets acquired with the CRII Merger. We also had additional increase in income on preferred equity and other investments.

Interest Expense

Interest expense increased $5.9 million, of which $4.7 million is primarily due to three months of interest in 2022 on debt acquired with the CRII Merger compared to less than two months of interest for the same period in 2021, increased leverage on our properties, and higher variable interest rates. Interest expense also increased $1.9 million from additional Series 2019 Preferred Stock issued. This was offset by a decrease of $1.0 million of interest on our Series 2016 Preferred Stock, which was redeemed in April 2022.

Gain on Sale of Unconsolidated Real Estate Entities

The gain on sale of unconsolidated real estate entities of $7.6 million is from the sale of additional interests in Alpha Mill and the sale of 3800 Main to a third party.

Comparison of the Six Months Ended June 30, 2022 and 2021

Rental and Other Property Revenues, Property Operations Expense

Rental and other property revenues increased $35.4 million and property operations expense increased $12.1 million. Rental and property revenues increased $34.6 million and property operation expenses increased $10.5 million due to a full six months of activity in 2022 from real estate assets acquired with the CRII Merger compared to less than two months of activity for the same period in 2021. The remaining increase relates to improved rents at the properties we owned prior to the 2021 Mergers.

Property Management Revenues and Property Management Expense

Property management revenues and property management expenses increased $3.7 million and $7.0 million, respectively. The increase was due to six months of activity in 2022 from the property management business acquired with the CRII Merger compared to less than two months of activity for the same period in 2021. This was offset by the loss of a portfolio of 12 properties we managed for a third party in February 2022. Our consolidated properties are managed by us. The property management income received from those properties is eliminated with the associated expense at those properties.

Asset Management Fee

The increase in asset management fees of $5.8 million is due to the increase in assets acquired through the 2021 Mergers, the increase in other assets and capital raised, and overall increases in real estate values and NAV in combination with the revised fee structure mentioned above.

Performance Participation Allocation

The increase in the performance participation allocation of $23.6 million is due to the growth of our NAV over the six-month period ended June 30, 2022 compared to the growth in NAV for the period from May 7, 2021, the effective date of the amended and restated operating agreement of CROP, to June 30, 2021.

Depreciation and Amortization

Depreciation and amortization increased $7.4 million due to an additional $14.5 million of depreciation from six months of depreciation in 2022 on properties acquired with the CRII Merger compared to less than two months of depreciation for the same period in 2021, offset by a reduction in amortization expense of $7.0 million due to the absence of amortization of intangible assets from the CRII Merger in 2022.

Equity in earnings of unconsolidated real estate entities

The $6.4 million increase in equity in earnings of unconsolidated real estate entities is due to six months of earnings in 2022 from the underlying properties of the equity method investments acquired with the CRII Merger compared to less than two months of earnings for the same period in 2021. In addition, earnings from the underlying properties improved from increased rents and the absence in 2022 of amortization from intangible assets acquired with the CRII Merger. We also had additional increase in income on preferred equity and other investments.

Interest Expense

Interest expense increased $15.7 million, of which $10.1 million is primarily due to three months of interest in 2022 on debt acquired with the CRII Merger compared to less than two months of interest for the same period in 2021, increased leverage on our properties, and higher variable interest rates. Interest expense also increased $4.1 million from additional Series 2019 Preferred Stock issued. Our Series 2016 Preferred Stock, assumed with the CRII Merger, also had less than four months of interest in 2022 compared to less than two months of interest for the same period in 2021, resulting in additional interest of $1.4 million. The Series 2016 Preferred Stock was redeemed in April 2022.

Gain on Sale of Unconsolidated Real Estate Entities

The gain on sale of unconsolidated real estate entities of $7.6 million is from the sale of additional interests in Alpha Mill and the sale of 3800 Main to a third party.

Promote from Incentive Allocation Agreement, Income Tax Expense

In 2018, CROP sold a portfolio of twelve properties to an unrelated real estate firm. Under the sales arrangement, CROP entered into an incentive allocation agreement that entitled CROP to participate in distributions from the portfolio should returns exceed certain amounts. During the first quarter of 2022 the real estate firm sold the portfolio of properties. Our taxable REIT subsidiary realized a promote distribution of $30.3 million from the sale and recognized income tax expense of $7.3 million. We managed the portfolio on behalf of the real estate firm prior to the portfolio being sold.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Our management also uses Core FFO as a measure of our operating performance. Core FFO is further adjusted from FFO for the following items included in GAAP net income: amortization of issuance costs associated with investments in real-estate related loans and debt, accretion of discounts on preferred stock, the performance participation allocation, acquisition fees and expenses, and amortization of above or below intangible lease assets and liabilities. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table presents the calculation of FFO and Core FFO (in thousands, except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss attributable to common stockholders	$(5,843)	$(6,004)	$(8,849)	$(9,014)
Adjustments to arrive at FFO:
Real estate related depreciation and amortization	11,157	14,043	21,580	15,382
Depreciation and amortization from unconsolidated real estate entities	2,156	2,643	4,499	2,643
Gain on sale of investments in unconsolidated real estate entities	(7,634)	—	(7,634)	—
Loss allocated to noncontrolling interests - limited partners	(6,752)	(12,783)	(10,580)	(12,783)
Amount attributable to above from noncontrolling interests - partially owned entities	129	(3,695)	465	(3,695)
Funds from operations attributable to common stockholders and unit holders	(6,787)	(5,796)	(519)	(7,467)
Adjustments:
Amortization of intangible assets	835	438	1,679	438
Accretion of discount on preferred stock	1,373	448	2,654	726
Performance participation allocation	10,144	6,455	30,078	6,455
Promote from incentive allocation agreement (tax effected)	—	—	(23,047)	—
Acquisition fees and expenses (1)	564	1,037	637	2,746
Loss on debt extinguishment	(71)	—	481	—
Gains on derivatives	(396)	—	(1,823)	—
Other adjustments	(2,116)	51	(2,040)	123
Amount attributable to above from unconsolidated real estate entities	(645)	472	(1,657)	472
Amount attributable to above from noncontrolling interests - partially owned entities	23	(95)	76	(95)
Core funds from operations attributable to common stockholders and unit holders	$2,924	$3,010	$6,519	$3,398

FFO per common share and unit - basic and diluted	$(0.12)	$(0.18)	$(0.01)	$(0.34)
Core FFO per common share and unit - basic and diluted	$0.05	$0.10	$0.11	$0.15
Weighted-average common shares and units outstanding	58,540,840	31,471,725	57,307,201	21,942,268

(1) Acquisition fees and expenses during the three and six months ended June 30, 2021 included costs associated with the CRII Merger, the CMRI Merger, and the CMRII Merger.

See “Results of Operations” above for further detail.

Weighted average common shares and units are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Weighted-average common shares	27,156,490	12,492,221	25,912,200	12,362,973
Weighted -average limited partnership unit	31,384,350	18,979,504	31,395,001	9,579,295
Weighted-average common shares and units outstanding	58,540,840	31,471,725	57,307,201	21,942,268

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). Pursuant to these valuation procedures, we computed a June 30, 2022 NAV per share for our outstanding Class T, Class D, Class I, Class A and Class TX shares of $20.7202.

The purchase price per share for each class of common stock will vary and will generally equal our prior month’s NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a detailed description of our valuation guidelines.

CROP has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent CROP has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation procedures. The NAV of CROP on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our Class T, Class D, Class I, Class A and Class TX common stockholders, as well as the partnership interests of CROP held by parties other than us. The following table sets forth the components of our NAV as of June 30, 2022 (in thousands except share data):

Components of NAV*	As of 6/30/2022
Investments in Multifamily Operating Properties	$2,060,170
Investments in Multifamily Development Properties	237,852
Investments in Real-estate Related Structured Investments	66,030
Operating Company, Land and Other Net Current Assets	118,529
Cash and Cash Equivalents	14,563
Secured Real Estate Financing	(1,070,208)
Subordinated Unsecured Notes	(43,443)
Preferred Equity	(127,295)
Accrued Performance Participation Allocation	(30,078)
NAV	$1,226,119
Fully-diluted Shares/Units Outstanding	59,175,010

* Presented as adjusted for the Company's economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2022 (in thousands, except share and per share data):

	Class
	T	D	I	A	TX	OP(1)	Total
As of June 30, 2022
Monthly NAV	$61,019	$21	$36,719	$476,816	$363	$651,181	$1,226,119
Fully-diluted Outstanding Shares/Units	2,944,885	1,019	1,772,122	23,012,120	17,530	31,427,334	59,175,010
NAV per Fully-diluted Share/Unit	$20.7202	$20.7202	$20.7202	$20.7202	$20.7202	$20.7202

(1) Includes the partnership interests of CROP held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other CROP interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the independent appraisal advisor in the discounted cash flow methodology used in the June 30, 2022, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	5.60%	4.40%
Development Assets	5.83%	4.40%

* Presented as adjusted for the Company's economic ownership percentage in each asset, weighted by gross value.

A change in these assumptions would impact the calculation of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.2%
	0.25% increase	(2.4)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	4.2%	4.4%
	0.25% increase	(3.6)%	(3.9)%

* Presented as adjusted for the Company's economic ownership percentage in each asset.

The following table reconciles stockholders’ equity and CROP partners’ capital per our condensed consolidated balance sheet to our NAV (in thousands):

June 30, 2022
Stockholders’ equity	$232,936
Non-controlling interests attributable to limited partners	270,525
Total partners' capital of CROP under U.S. GAAP	503,461
Adjustments at share:
Accumulated depreciation and amortization, consolidated and unconsolidated entities	108,284
Goodwill	(439)
Deferred tax liability	3,661
Discount on preferred stock	(8,232)
Unrealized net real estate and debt appreciation	619,384
NAV	$1,226,119

The following details the adjustments to reconcile GAAP stockholders’ equity and CROP partners' capital per our condensed consolidated balance sheet to our NAV:

–Our preferred stock is accounted for as a liability with associated issuance costs deferred and amortized under GAAP. These issuance costs are excluded for purposes of determining our NAV.
–We recorded goodwill for the difference between the transaction price of the CRII Merger and the fair value of identifiable assets acquired, liabilities assumed, and non-controlling interests. Goodwill was not included for purposes of determining our NAV.
–We recorded certain deferred tax liabilities for the tax effects on the difference in the value of certain assets recorded with the CRII Merger and their underlying tax basis. These deferred tax liabilities are excluded for purposes of determining our NAV.
–We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.
–Accumulated depreciation and amortization associated with our investments in unconsolidated real estate entities is also not recorded for purposes of determining our NAV.
–We manage properties on behalf of third parties and under certain agreements have contractual rights to receive promotional interests subject to minimum return hurdles. We do not recognize promotes under GAAP until a liquidation transaction is probable, but do include the fair value of promotes, using a hypothetical liquidation valuation method, for purposes of determining our NAV.
–Our investments in real estate are presented under historical cost in our GAAP consolidated financial statements. Additionally, our mortgage notes, revolving credit facility and construction loans (“Debt”) are presented at their carrying value in our consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our Debt are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our Debt are recorded at fair value.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended June 30, 2022, our total operating expenses exceeded the 2%/25% Limitation.

Based upon a review of unusual and non-recurring factors, including but not limited to outsized performance during this period resulting in increased performance participation allocation expense and the costs of the 2021 Mergers, our independent directors determined that the excess expenses were justified.

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets; operating expenses, including the management fee we pay to our advisor and the performance participation allocation, capital expenditures and general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of the Follow-on Offering, from our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, including the impact of COVID-19 on the properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

As of June 30, 2022, we have $428.4 million of fixed rate debt and $566.0 million of variable rate debt, which includes $79.9 million of construction loans. $318.7 million, or 56% of our variable rate debt is accompanied by interest rate cap hedging instruments. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $43.4 million as of June 30, 2022.

We have various credit facilities in place that provide us with additional liquidity. Our JP Morgan Revolving Credit Facility has a variable rate and is secured by Cottonwood One Upland and Parc Westborough. We may obtain advances secured against Cottonwood One Upland and Parc Westborough up to $125.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of June 30, 2022, we had advances of $60.0 million on the JP Morgan Revolving Credit Facility. Additionally, we have three other facilities through Fannie Mae that may provide additional liquidity if necessary as long as we maintain certain loan-to-value ratios and other requirements as set forth in the loan documents.

We must redeem the Series 2019 Preferred Stock for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on December 31, 2023. This date may be extended by two one-year extension options. Our Series 2017 Preferred Stock was fully redeemed in the first quarter of 2022 immediately following the January 31, 2022 redemption date for $2.6 million. On April 18, 2022, we fully redeemed the Series 2016 Preferred Stock for $139.8 million.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with the Follow-on Offering, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash (in thousands):

	Six Months Ended June 30,
	2022	2021
Net cash provided by (used in) operating activities	$(7,208)	$5,807
Net cash provided by (used in) investing activities	(58,020)	21,550
Net cash provided by financing activities	160,547	25,293
Net increase in cash and cash equivalents and restricted cash	$95,319	$52,650

Net cash flows used in operating activities were $7.2 million during the six months ended June 30, 2022. Net cash inflows increased due to the 2021 Mergers which resulted in increased tenant receipts and property management fees and an increase in accounts payable and accrued liabilities. These operating cash inflows were fully offset by the performance participation allocation payment of $51.8 million, additional operating expenses including interest expense on our mortgage notes and revolving credit facility and payment of preferred stock interest. Cash flows provided by operating activities for the same period in 2021 were $5.8 million, primarily due to the CRII Merger which resulted in increased tenant receipts and property management fees. Operating cash inflows were also due to an increase in accounts payable and accrued liabilities offset by operating expenses, and payment of preferred stock interest.

Cash flows used in investing activities were $58.0 million during the six months ended June 30, 2022, primarily due to our purchase of Cottonwood Lighthouse Point, investments in development projects and capital improvements, offset partially by a return on capital from investments in unconsolidated entities upon refinance and proceeds from the sale of 3800 Main and the sale of interests in Alpha Mill. Cash flows provided by investing activities were $21.6 million for the same period in 2021 due to the cash acquired in connection with the CRII Merger and repayment from settlement of the Dolce B-Note, offset by funding of preferred equity at Riverfront, draws on the Integra Peaks mezzanine loan, and capital improvements and development activities.

Cash flows provided by financing activities were $160.5 million during the six months ended June 30, 2022, as a result of net proceeds we received from the issuance of common stock, the issuance of Series 2019 Preferred Stock, net borrowings under mortgage notes and term loans, and net draws on our JP Morgan Revolving Credit Facility, partially offset by the full redemption of both our Series 2016 and our Series 2017 Preferred Stock, distributions paid to both common stockholders and noncontrolling interest holders, net repayment on construction loans, and repurchases of common stock and OP Units. Cash flows provided by financing activities were $25.3 million for the same period in 2021, driven mainly by the net proceeds we received from the issuance of our Series 2019 Preferred Stock and proceeds from construction loans, offset partially by distributions paid to both common stockholders and noncontrolling interest holders and net repayments made on our JP Morgan Revolving Credit Facility.

Distributions

The following table shows distributions paid and cash flow provided by (used in) operating activities during the six months ended June 30, 2022 and the year ended December 31, 2021 (in thousands):

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Distributions paid in cash - common stockholders	$8,774	$9,482
Distributions paid in cash to noncontrolling interests - limited partners	11,018	10,591
Distributions of DRP (reinvested)	979	141
Total distributions (1)	$20,771	$20,214

Source of distributions (2)
Paid from cash flows provided by operations	$7,598	$11,044
Paid from additional borrowings	2,560	5,000
Paid from offering proceeds	9,634	4,029
Offering proceeds from issuance of common stock pursuant to the DRP	979	141
Total sources	$20,771	$20,214

Net cash provided by (used in) operating activities (2)	$(7,208)	$5,424

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources are calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the six months ended June 30, 2022, distributions declared to common stockholders and limited partners were $9.1 million and $11.0 million, respectively. For the six months ended June 30, 2022, we paid aggregate distributions to common stockholders and limited partners of $8.8 million and $11.0 million. For the six months ended June 30, 2022, our net loss was $19.9 million. Cash flows used in operating activities for the six months ended June 30, 2022 was $7.2 million.

Critical Accounting Policies

Please refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the period ending December 31, 2021 for discussions of our critical accounting estimates. As of June 30, 2022, our critical accounting estimates have not changed from those described in that report.

Experts

The statements included in this supplement under “July 31, 2022 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this supplement given the authority of such firm as experts in real estate valuations.

Cottonwood Communities, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)

	June 30, 2022	December 31, 2021
Assets	(Unaudited)
Real estate assets, net	$1,518,810	$1,408,483
Investments in unconsolidated real estate entities	128,806	190,733
Investments in real-estate related loans	13,027	13,035
Cash and cash equivalents	72,640	27,169
Restricted cash	68,069	18,221
Other assets	33,078	29,249
Total assets	$1,834,430	$1,686,890
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$910,421	$642,107
Construction loans, net	79,911	116,656
Preferred stock, net	119,063	245,268
Unsecured promissory notes, net	43,443	43,543
Performance participation allocation due to affiliate	30,078	51,761
Accounts payable, accrued expenses and other liabilities	66,318	46,886
Total liabilities	1,249,234	1,146,221
Commitments and contingencies (Note 11)
Equity and noncontrolling interests
Stockholders' equity
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 2,944,885 shares issued and outstanding at June 30, 2022. No Class T shares were outstanding at December 31, 2021.	29	—
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 1,019 shares issued and outstanding at June 30, 2022. No Class D shares were outstanding at December 31, 2021.	—	—
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 1,755,746 and 151,286 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively.	18	2
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 23,012,120 and 23,445,174 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively.	230	234
Common stock, Class TX shares, $0.01 par value, 50,000,000 shares authorized; 17,530 and 17,520 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively.	—	—
Additional paid-in capital	323,723	252,035
Accumulated distributions	(26,352)	(17,273)
Accumulated deficit	(64,712)	(55,864)
Total stockholders' equity	232,936	179,134
Noncontrolling interests
Limited partners	270,525	291,258
Partially owned entities	81,735	70,277
Total noncontrolling interests	352,260	361,535
Total equity and noncontrolling interests	585,196	540,669
Total liabilities, equity and noncontrolling interests	$1,834,430	$1,686,890

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues
Rental and other property revenues	$28,603	$16,843	$55,423	$20,015
Property management revenues	2,703	2,121	5,826	2,121
Other revenues	634	277	1,249	523
Total revenues	31,940	19,241	62,498	22,659
Operating expenses
Property operations expense	10,589	6,804	20,262	8,152
Property management expense	4,587	2,552	9,540	2,552
Asset management fee	4,348	1,442	8,139	2,328
Performance participation allocation	10,144	6,455	30,078	6,455
Depreciation and amortization	11,992	14,482	23,259	15,820
General and administrative expenses	3,352	2,264	6,575	4,769
Total operating expenses	45,012	33,999	97,853	40,076
Loss from operations	(13,072)	(14,758)	(35,355)	(17,417)
Equity in earnings (losses) of unconsolidated real estate entities	4,052	(652)	6,723	299
Interest income	8	136	23	137
Interest expense	(11,687)	(5,824)	(22,804)	(7,154)
Gain on sale of unconsolidated real estate entities	7,634	—	7,634	—
Promote from incentive allocation agreement	—	—	30,309	—
Gain (loss) on debt extinguishment, net	70	—	(481)	—
Other income (expense)	290	(9)	1,819	18
Income (loss) before income taxes	(12,705)	(21,107)	(12,132)	(24,117)
Income tax expense	(288)	(293)	(7,750)	(293)
Net loss	(12,993)	(21,400)	(19,882)	(24,410)
Net loss attributable to noncontrolling interests:
Limited partners	6,752	12,783	10,580	12,783
Partially owned entities	398	2,613	453	2,613
Net loss attributable to common stockholders	$(5,843)	$(6,004)	$(8,849)	$(9,014)

Weighted-average common shares outstanding	27,156,490	12,492,221	25,912,200	12,362,973
Net loss per common share - basic and diluted	$(0.22)	$(0.48)	$(0.34)	$(0.73)

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity
(Unaudited)
(in thousands, except share data)

	Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Par Value					Additional Paid-In Capital	Accumulated Distributions	Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
	Common Stock Class T	Common Stock Class D	Common Stock Class I	Common Stock Class A	Common Stock Class TX
Balance at January 1, 2022	$—	$—	$2	$234	$—	$252,035	$(17,273)	$(55,864)	$179,134	$291,258	$70,277	$540,669
Issuance of common stock	14	—	4	—	—	32,912	—	—	32,930	—	—	32,930
Offering costs	—	—	—	—	—	(2,958)	—	—	(2,958)	—	—	(2,958)
Distribution reinvestment	—	—	—	—	—	464	—	—	464	—	—	464
Common stock/OP Units repurchased	—	—	—	(2)	—	(3,106)	—	—	(3,108)	(286)	—	(3,394)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	662	662
Share-based compensation	—	—	—	—	—	—	—	—	—	865	—	865
Distributions to investors	—	—	—	—	—	—	(4,314)	—	(4,314)	(5,460)	(4,073)	(13,847)
Net loss	—	—	—	—	—	—	—	(3,005)	(3,005)	(3,828)	(55)	(6,888)
Balance at March 31, 2022	$14	$—	$6	$232	$—	$279,347	$(21,587)	$(58,869)	$199,143	$282,549	$66,811	$548,503
Issuance of common stock	15	—	12	—	—	53,522	—	—	53,549	—	—	53,549
Offering costs	—	—	—	—	—	(4,211)	—	—	(4,211)	—	—	(4,211)
Distribution reinvestment	—	—	—	1	—	656	—	—	657	—	—	657
Common stock/OP Units repurchased	—	—	—	(3)	—	(5,591)	—	—	(5,594)	(445)	—	(6,039)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	15,444	15,444
Share-based compensation	—	—	—	—	—	—	—	—	—	731	—	731
Distributions to investors	—	—	—	—	—	—	(4,765)	—	(4,765)	(5,558)	(122)	(10,445)
Net loss	—	—	—	—	—	—	—	(5,843)	(5,843)	(6,752)	(398)	(12,993)
Balance at June 30, 2022	$29	$—	$18	$230	$—	$323,723	$(26,352)	$(64,712)	$232,936	$270,525	$81,735	$585,196

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity (Continued)
(Unaudited)
(in thousands, except share data)

	Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Par Value					Additional Paid-In Capital	Accumulated Distributions	Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
	Common Stock Class T	Common Stock Class D	Common Stock Class I	Common Stock Class A	Common Stock Class TX
Balance at January 1, 2021	$—	$—	$—	$122	$—	$121,677	$(7,768)	$(11,948)	$102,083	$—	$—	$102,083
Share-based compensation	—	—	—	—	—	45	—	—	45	—	—	45
Distributions to investors	—	—	—	—	—	—	(1,511)	—	(1,511)	—	—	(1,511)
Net loss	—	—	—	—	—	—	—	(3,010)	(3,010)	—	—	(3,010)
Balance at March 31, 2021	—	—	—	122	—	121,722	(9,279)	(14,958)	97,607	—	—	97,607
CRII Merger	—	—	—	4	—	4,654	—	—	4,658	363,278	221,656	589,592
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	83	83
Share-based compensation	—	—	—	—	—	—	—	—	—	421	—	421
Other	—	—	—	—	—	(200)	—	—	(200)	—	—	(200)
Distributions to investors	—	—	—	—	—	—	(1,546)	—	(1,546)	(2,312)	(1,256)	(5,114)
Net loss	—	—	—	—	—	—	—	(6,004)	(6,004)	(12,783)	(2,613)	(21,400)
Balance at June 30, 2021	$—	$—	$—	$126	$—	$126,176	$(10,825)	$(20,962)	$94,515	$348,604	$217,870	$660,989

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(19,882)	$(24,410)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,259	15,820
Gain on sale of investments in unconsolidated real estate entities	(7,634)	—
Share-based compensation	1,596	466
Other operating	3,014	697
Loss on debt extinguishment	481	—
Equity in earnings of unconsolidated real estate entities	(6,723)	(299)
Distributions from unconsolidated real estate entities - return on capital	6,423	800
Changes in operating assets and liabilities:
Other assets	(3,498)	(1,225)
Performance participation allocation	30,078	6,455
Performance participation allocation payment	(51,761)	—
Accounts payable, accrued expenses and other liabilities	17,439	7,503
Net cash provided by (used in) operating activities	(7,208)	5,807
Cash flows from investing activities:
Acquisitions of real estate, net of cash acquired	(93,985)	—
Cash, cash equivalents and restricted cash acquired in connection with the CRII Merger	—	51,943
Capital expenditures and development activities	(31,341)	(22,322)
Investments in unconsolidated real estate entities	(197)	(11,262)
Proceeds from sale of investments in unconsolidated real estate entities	28,734	—
Distributions from unconsolidated real estate entities - return on capital	38,769	—
Contributions to investments in real-estate related loans	—	(6,319)
Proceeds from settlement of investments in real-estate related loans	—	9,332
Other investing activities	—	178
Net cash provided by (used in) investing activities	(58,020)	21,550

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(in thousands)
	Six Months Ended June 30,
	2022	2021
Cash flows from financing activities:
Principal payments on mortgage notes	(793)	(78)
Borrowings from revolving credit facility	138,000	3,500
Repayments on revolving credit facility	(98,000)	(15,000)
Borrowings under mortgage notes and term loans	464,372	—
Repayments of mortgage notes and term loans	(231,177)	—
Deferred financing costs on mortgage notes and term loans	(4,931)	—
Borrowings from construction loans	22,915	16,700
Repayments of construction loans	(59,660)	—
Proceeds from issuance of Series 2019 Preferred Stock	15,472	30,486
Redemption of preferred stock	(142,616)	(623)
Offering costs paid on issuance of preferred stock	(1,708)	(3,222)
Repurchase of unsecured promissory notes	(96)	—
Proceeds from issuance of common stock	87,600	—
Repurchase of common stock/OP Units	(9,432)	—
Offering costs paid on issuance of common stock	(7,170)	—
Contributions from noncontrolling interests	11,758	—
Distributions to common stockholders	(8,774)	(3,049)
Distributions to noncontrolling interests - limited partners	(11,018)	(2,156)
Distributions to noncontrolling interests - partially owned entities	(4,195)	(1,265)
Net cash provided by financing activities	160,547	25,293
Net increase in cash and cash equivalents and restricted cash	95,319	52,650
Cash and cash equivalents and restricted cash, beginning of period	45,390	4,633
Cash and cash equivalents and restricted cash, end of period	$140,709	$57,283

Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$72,640	$37,507
Restricted cash	68,069	19,776
Total cash and cash equivalents and restricted cash	$140,709	$57,283

Supplemental disclosure of non-cash investing and financing activities:
Fair value of assets acquired and liabilities assumed with the CRII Merger:
Real estate assets	$—	$1,291,030
Investments in unconsolidated real estate entities	$—	$120,775
Intangibles	$—	$32,122
Debt	$—	$734,852
Preferred stock	$—	$143,979
Other assets acquired	$—	$62,147
Other liabilities assumed	$—	$40,926
Fair value of equity issued to CRII Shareholders in the CRII Merger	$—	$4,658
Fair value of noncontrolling interests from the CRII Merger	$—	$581,659

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.Organization and Business

Cottonwood Communities, Inc. (the “Company,” “CCI,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly-owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through our operating partnership, Cottonwood Residential O.P., LP (“CROP”). CROP, together with its subsidiaries, holds the Company's real estate interests and conducts the ongoing operations of the Company. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third party limited partners.

We are a non-traded perpetual-life, net asset value (“NAV”) real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

From August 13, 2018 to December 22, 2020 we conducted an initial public offering of our common stock (the “Initial Offering”), for which we raised gross proceeds of $122.0 million. The Initial Offering ended in December 2020 as we pursued the 2021 Mergers described below. On November 4, 2021, after the 2021 Mergers (defined below) were completed, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”). As of June 30, 2022, we have raised gross proceeds of $90.3 million from the Follow-on Offering, including proceeds from the DRP Offering.

On November 8, 2019, we commenced a private placement offering exempt from registration under the Securities Act pursuant to which we offered a maximum of $128.0 million in shares of Series 2019 Preferred Stock to accredited investors at a purchase price of $10.00 per share (the “Private Offering”). The Private Offering was fully subscribed in March 2022, having received gross proceeds of $127.0 million.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of June 30, 2022, our portfolio consists of ownership interests or structured investment interests in 33 multifamily apartment communities with a total of 9,670 units, including 1,373 units in four multifamily apartment communities in which we have a structured investment interest and another 1,079 units in four multifamily apartment communities under construction or recently completed and in lease-up. In addition, we have an ownership interest in three parcels of land planned for development.

The 2021 Mergers

On January 26, 2021, we entered into stock-for-stock and unit-for unit merger agreements with three affiliated REITs. The merger with Cottonwood Residential II, Inc. (“CRII,” the “CRII Merger”) closed on May 7, 2021. The merger with Cottonwood Multifamily REIT I, Inc. (“CMRI,” the “CMRI Merger”) closed on July 7, 2021. The merger with Cottonwood Multifamily REIT II, Inc. (“CMRII,” the “CMRII Merger”) also closed on July 7, 2021. We refer to the CRII Merger, the CMRI Merger and the CMRII Merger as the “2021 Mergers.”
CRII stockholders received (i) 2.015 shares of our Class A common stock in exchange for their shares of common stock, (ii) one share of our Series 2016 preferred stock in exchange for their CRII Series 2016 preferred stock, and (iii) one share of our Series 2017 preferred stock in exchange for their CRII Series 2017 preferred stock.
CROP, the operating partnership of CRII, replaced Cottonwood Communities O.P., LP (“CCOP”) as our operating partnership. The participating partnership units of CROP, which excluded preferred units, were split by a ratio of 2.015 (“CROP Unit Split”). Issued and outstanding partnership units of CCOP, which included Series 2019 Preferred units, LTIP units, Special LTIP units, general partner units and common limited partnership units converted into corresponding units at CROP, the terms of which were identical to the converted CCOP partnership unit.
After giving effect to the CROP Unit Split, each preferred unit, general partner unit, common limited partnership unit, and LTIP unit of CROP remained issued and outstanding.

CMRI stockholders received 1.175 shares of our Class A common stock in exchange for their CMRI common stock. CMRII’s stockholders received 1.072 shares of our Class A common stock in exchange for their CMRII common stock. In connection with the mergers of the operating partnerships of each of CMRI and CMRII with and into CROP, the partnership units outstanding, which were split to equal the amount of the common stock outstanding, were converted into CROP common units at the same ratio as the common stock. Each asset held by CMRI and CMRII was owned through joint ventures with CROP. As a result of the consummation of the CMRI Merger and the CMRII Merger, our ownership interest in the properties held through joint ventures with CMRI and CMRII increased to 100% on July 15, 2021.
Through the 2021 Mergers we acquired interests in 22 stabilized multifamily apartment communities, four multifamily development projects, one structured investment, and land held for development. We also acquired CRII’s property management business and its employees, an advisory contract with Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), and personnel who performed certain administrative and other services for us on behalf of CC Advisors III.
CC Advisors III continues to manage our business as our external advisor pursuant to an amended and restated advisory agreement. With the exception of our Chief Legal Officer, Chief Operating Officer, Chief Accounting Officer and Chief Development Officer, we do not employ our executive officers.
Much of our structure and agreements have changed materially as a result of the 2021 Mergers. Accordingly, information presented in these condensed consolidated financial statements may not be directly comparable to prior periods.

2.    Summary of Significant Accounting Policies

Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The condensed consolidated financial statements, including the condensed notes thereto, are unaudited and exclude some of the disclosures required in audited financial statements. The condensed consolidated balance sheet as of December 31, 2021 has been derived from the Company’s audited financial statements as of that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the period ending December 31, 2021 filed with the SEC.

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiaries for which we have a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the prior year condensed consolidated financial statements and notes to the condensed consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.

Organization and Offering Costs

Organization and offering costs in the Initial Offering were paid by our advisor, which totaled $14.1 million. Organization and offering costs in the Follow-on Offering are paid by purchasers of the shares through an adjustment to the purchase price of the share or their distribution (depending on the class of share purchased) or by us. They are recorded as an offset to equity. As of June 30, 2022, $8.9 million in organization and offering costs had been incurred in connection with the Follow-on Offering.

Organization and offering costs in the Private Offering for our Series 2019 Preferred Stock were paid by us. They are deferred and amortized up to the redemption date through interest expense. We incurred $13.2 million of organization and offering costs related to the Private Offering, which was fully subscribed and terminated in March 2022.

Income Taxes

As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. Taxable income from activities managed through our taxable REIT subsidiary (“TRS”) are subject to federal, state and local income taxes. Provision for such taxes has been included in income tax expense on our condensed consolidated statements of operations. In 2018, we entered into an incentive allocation agreement with a real estate firm who bought a portfolio of twelve assets from us. The agreement allowed us to participate in distributions from the portfolio should returns on the portfolio exceed certain amounts. In March 2022, the firm sold the portfolio and our TRS realized a promote distribution of $30.3 million. Income tax expense accrued for this discrete item was $7.3 million. In June 2022, the taxable gain from the promote was contributed to a Qualified Opportunity Zone fund, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs act of 2017. As a result, the $7.3 million income tax payable was reclassified to a deferred tax liability. We expect that this deferred tax liability will be realized in 2026.

3.    Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets (in thousands):

	June 30, 2022	December 31, 2021
Land	$219,488	$202,531
Buildings and improvements	1,211,802	1,074,126
Furniture, fixtures and equipment	50,767	37,463
Intangible assets	37,176	34,905
Construction in progress (1)	89,180	127,493
	1,608,413	1,476,518
Less: Accumulated depreciation and amortization (2)	(89,603)	(68,035)
Real estate assets, net	$1,518,810	$1,408,483

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.
(2) Includes the amortization of $33.2 million of in-place lease assets acquired with the CRII Merger over a period of six months in 2021.

Asset acquisitions

Cottonwood Lighthouse Point

On June 22, 2022, we acquired Cottonwood Lighthouse Point, a multifamily apartment community in Pompano Beach, Florida, for $95.5 million. We funded the purchase with debt of $48.0 million and available cash. Acquired assets and liabilities were recorded at relative fair value as an asset acquisition.

The following table summarizes the purchase price allocation of the real estate assets acquired in the Cottonwood Lighthouse Point acquisition (in thousands):

	Allocated Amounts
Property	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Total
Cottonwood Lighthouse Point	$76,322	$13,647	$1,843	$2,011	$1,783	$95,606

The weighted-average amortization period for the intangible lease assets acquired in connection with the Cottonwood Lighthouse Point acquisition was 0.5 years.

Block C

On June 28, 2022, Block C, an early-stage development joint venture with CMOF, was recapitalized. Entities affiliated with us and our advisor contributed capital to the joint venture and were admitted as members. We contributed additional funds to obtain a controlling interest and consolidated the joint venture, which had previously been recorded as an equity method investment. The joint venture consists of cash, land held for development, and payables. Refer to Note 9 for further information on the Block C recapitalization.

CRII Merger

On May 7, 2021, we completed the CRII Merger, which was accounted for as a business combination in accordance with ASC 805, Business Combinations ("ASC 805"). Based on an evaluation of the relevant factors and the guidance in ASC 805, CCI was determined to be both the legal and accounting acquirer. In order to make this consideration, various factors were analyzed including which entity issued its equity interests, relative voting rights, existence of noncontrolling interests, control of the board of directors, management composition, relative size, transaction initiation, operational structure, relative composition of employees, and other factors. The most significant factor identified was the relative voting rights, as CCI stockholders hold the majority of the controlling financial (voting) interests. CCI also initiated the transaction and was the entity issuing common equity interests in the merger.

The consideration given in exchange for CRII was as follows ($ in thousands, except share and per share data):

CRII Common stock issued and outstanding	213,434
Exchange ratio	2.015
CCI common stock issued as consideration	430,070
CCI's estimated value per share as of May 7, 2021	$10.83
Value of CCI common stock issued as consideration	$4,658

The allocation of the purchase price below required significant judgment and represented management's best estimate of the fair value as of the acquisition date. The following table shows the purchase price allocation of CRII's identifiable asset and liabilities assumed as of May 7, 2021 ($ in thousands):

Assets
Real estate assets (1)	$1,291,030
Investments in unconsolidated real estate entities	120,775
Cash and cash equivalents	31,799
Restricted cash	20,144
Other assets (2)	42,325
Total assets acquired	$1,506,073

Liabilities
Mortgage notes, net	$622,095
Construction loans	64,114
Preferred stock	143,979
Unsecured promissory notes	48,643
Accounts payable, accrued expenses and other liabilities	40,926
Total liabilities assumed	919,757
Consolidated net assets acquired	586,316
Noncontrolling interests (3)	(581,659)
Net assets acquired	$4,657

(1) Real estate assets acquired in connection with the CRII Merger include $33.2 million of intangible lease assets, which have a weighted-average amortization period of 0.5 years. As such, based on the May 7, 2021 merger date, the intangible lease assets acquired from the CRII Merger have been fully amortized by December 31, 2021.

(2) Other assets includes $32.1 million of intangible assets from the CRII Merger. Of this amount, $8.0 million relates to a promote asset which was removed upon the closing of the CMRI Merger and CMR II Merger on July 15, 2021. The remaining $24.1 million of intangible assets have a weighted-average amortization period of 8.8 years, and include $22.2 million related to the acquisition of CRII's property management and ancillary businesses (with a weighted-average amortization period of 9.2 years) and $1.9 million related to acquired disposition fees on certain properties and promotes on development assets (with a weighted-average amortization period of 3.8 years).

(3) The fair value of noncontrolling interests is based on the fair value of assets and liabilities held by the noncontrolling interests at their ownership share. These values were determined using methods similar to those used by independent appraisers, and include using replacement cost estimates less depreciation, discounted cash flows, market comparisons, and direct capitalization of net operating income.

As a result of the CRII Merger we consolidated 17 multifamily apartment communities and four development properties as well as added six multifamily apartment communities accounted for under the equity method of accounting.

The results of operations for the CRII Merger are included in the Company's statements of operations beginning on the May 7, 2021 merger closing date onward. For the six months ended June 30, 2022, the accompanying statements of operations include the following revenue and net income generated from the assets acquired and liabilities assumed with the CRII Merger (unaudited, in thousands):

Revenue	$58,799
Net income	$29,295

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the CRII Merger occurred in 2020 and had been included in operations as of January 1, 2020. The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis (unaudited, in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Pro forma revenue:
Historic results	$31,940	$19,241	$62,498	$22,659
CRII Merger (excluding those in historic results)	—	11,510	—	36,657
Total	$31,940	$30,751	$62,498	$59,316

Pro forma net loss:
Historic results	$(12,993)	$(21,400)	$(19,882)	$(24,410)
CRII Merger (excluding those in historic results)	—	(5,341)	—	(13,300)
Total	$(12,993)	$(26,741)	$(19,882)	$(37,710)

The pro forma information is not necessarily indicative of the results which actually would have occurred if the business combination had occurred on the first day of the periods presented, nor does the pro forma financial information purport to represent the results of operations for future periods.

CMRI Merger and CMRII Merger

With the closing of the CRII Merger in May 2021, we consolidated the properties that CMRI and CMRII invested in through joint ventures with CROP. As a result of the consummation of the CMRI Merger and the CMRII Merger in July 2021, our ownership interest in these properties increased to 100%. The acquisition of an additional ownership interest of a consolidated entity is accounted for as an equity transaction. Accordingly, CMRI's and CMRII's noncontrolling interest in the properties was reduced by its carrying amount and the difference between the carrying amount and the consideration paid was recorded as an adjustment to our equity through additional paid-in capital. Information regarding these equity transactions is as follows (in thousands, except share and per share data):

2021 Consideration	CMRI Merger	CMRII Merger
Common stock issued and outstanding	4,904,045	4,881,490
Exchange ratio	1.175	1.072
CCI common stock issued as consideration	5,762,253	5,232,957
Per share value of CCI Common Stock	$11.7865	$11.7865
Fair value of CCI Common Stock issued	$67,917	$61,678
Settlement of promote	5,585	2,424
Settlement of CMRI and CMRII promissory notes and interest with CROP	1,545	2,475
Net liabilities assumed	2,223	1,477
Total consideration	$77,270	$68,054

2021 Change in equity	CMRI Merger	CMRII Merger
Carrying amount of noncontrolling interest	$79,447	$63,752
Total consideration	77,270	68,054
Additional paid in capital adjustment	$2,177	$(4,302)

Fair value of CCI Common Stock issued	$67,917	$61,678
Additional paid in capital adjustment	2,177	(4,302)
Total change in equity	$70,094	$57,376

4. Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of June 30, 2022 and December 31, 2021 (in thousands):

			Balance at
Property / Development	Location	% Owned	June 30, 2022	December 31, 2021
Stabilized Assets
3800 Main (1)	Houston, TX	0% (1)	$—	$10,347
Alpha Mill (2) (3)	Charlotte, NC	28.3%	10,595	22,034
Cottonwood Bayview (2)	St. Petersburg, FL	71.0%	31,430	31,399
Cottonwood Ridgeview (2)	Plano, TX	90.5%	2,548	34,352
Fox Point (2)	Salt Lake City, UT	52.8%	15,367	16,056
Toscana at Valley Ridge (2)	Lewisville, TX	58.6%	9,439	9,370
Melrose Phase II (2)	Nashville, TN	79.8%	6,637	15,523
Preferred Equity Investments
Lector85	Ybor City, FL		13,858	13,010
Vernon Boulevard	Queens, NY		19,269	18,079
Riverfront	West Sacramento, CA		18,289	16,884
Other			1,374	3,679
Total			$128,806	$190,733

(1) On June 23, 2022, 3800 Main was sold. We received $16.8 million in cash for the sale and recorded a gain on sale of $6.8 million.
(2) We account for our tenant-in-common interests in these properties as equity method investments.
(3) On April 7, 2022, we sold 28.9% of our ownership interest in Alpha Mill for $11.9 million to certain unaffiliated third parties and we recorded a gain on sale of $0.8 million related to the transaction, which reduced our remaining ownership in Alpha Mill to 28.3%.

Our investments in unconsolidated real estate entities for the stabilized assets above were acquired on May 7, 2021 as part of the CRII Merger. Equity in earnings (losses) for our stabilized assets for the three months ended June 30, 2022 and 2021 were $2.3 million and $(2.0) million, respectively. Equity in earnings for our stabilized assets for the six months ended June 30, 2022 was $3.3 million. Equity in losses for our stabilized and other assets during the period from the CRII Merger closing on May 7, 2021 to June 30, 2021 was $2.0 million. During March 2022, we received $30.4 million and $8.3 million in distributions as a return of capital from debt refinances at Cottonwood Ridgeview and Melrose Phase II, respectively.

Our preferred equity investments, which are in development projects, have liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value (“HLBV”) method. Equity in earnings for our preferred equity investments for the three months ended June 30, 2022 and 2021 were $1.8 million and $1.4 million, respectively. Equity in earnings for our preferred equity investments for the six months ended June 30, 2022 and 2021 were $3.4 million and $2.3 million, respectively. By the end of 2021, we had fully funded our commitments on all of our preferred equity investments.

5.    Debt

Mortgage Notes and Revolving Credit Facility
The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of June 30, 2022 and December 31, 2021 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	June 30, 2022	December 31, 2021
Fixed rate loans
Fixed rate mortgages	3.66%	4.4 Years	$428,396	$213,009
Total fixed rate loans			428,396	213,009
Variable rate loans (2)
Floating rate mortgages	3.24%	7.2 Years	426,130	407,022
Variable rate revolving credit facility (3)	2.98%	2.7 Years	60,000	20,000
Total variable rate loans			486,130	427,022
Total secured loans			914,526	640,031
Unamortized debt issuance costs			(5,679)	(940)
Premium on assumed debt, net			1,574	3,016
Mortgage notes and revolving credit facility, net			$910,421	$642,107

(1) For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed.
(2) The interest rate of our variable rate loans is primarily based on one-month LIBOR or one-month SOFR.
(3) We may obtain advances secured against Cottonwood One Upland and Parc Westborough up to $125.0 million on our variable rate revolving credit facility, as long as certain loan-to-value ratios and other requirements are maintained.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of June 30, 2022.

Construction Loans
Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at June 30, 2022	Amount Drawn at December 31, 2021
Sugarmont (1)	(1)	(1)	(1)	$—	$59,660
Park Avenue	One-Month USD Libor + 1.75%	November 30, 2023	$37,000	34,727	29,520
Cottonwood on Broadway	One-Month USD Libor + 1.9%	May 15, 2024	44,625	34,612	27,476
Cottonwood on Highland	One-Month USD SOFR + 2.55%	May 1, 2029	44,250	10,572	—
			$125,875	$79,911	$116,656

(1) The Sugarmont construction loan was refinanced in January 2022 with a $105.0 million floating rate mortgage.

Unsecured Promissory Notes, Net
CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP's debt. Each note has two one-year extension options during which the interest rate will increase 0.25% each additional period.
    Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date	June 30, 2022	December 31, 2021
2017 6% Notes	$35,000	6.00%	December 31, 2022	$20,818	$20,918
2019 6% Notes	25,000	6.00%	December 31, 2023	22,625	22,625
	$60,000			$43,443	$43,543

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to June 30, 2022 are as follows (in thousands):

Year	Total
2022 (1)	$56,344
2023 (2)	173,293
2024	541
2025	2,910
2026	143,217
Thereafter	661,575
$1,037,880

(1) $20.8 million of the amount maturing in 2022 relates to the amount outstanding at June 30, 2022 on our 2017 6% Unsecured Promissory Notes. The maturity date on these notes can be extended for two one-year periods to a fully-extended maturity date of December 31, 2024.

(2) $22.6 million of the amount maturing in 2023 relates to the amount outstanding at June 30, 2022 on our 2019 6% Unsecured Promissory Notes. The maturity date on these notes can be extended for two one-year periods to a fully-extended maturity date of December 31, 2025. An additional $60.0 million of the amount maturing in 2023 relates to the amount outstanding at June 30, 2022 on our variable rate revolving credit facility. The maturity date on the variable rate revolving credit facility can be extended for two one-year periods to a fully-extended maturity date of March 19, 2025, subject to the satisfaction of certain conditions.

6.    Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of June 30, 2022 and December 31, 2021, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatility, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value (in thousands):

	June 30, 2022		December 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real-estate related loans	$13,027	$13,027	$13,035	$13,035

Financial Liability:
Fixed rate mortgages	$428,396	$417,869	$213,009	$216,566
Floating rate mortgages	$426,130	$422,906	$407,022	$409,377
Variable rate revolving credit facility	$60,000	$60,000	$20,000	$20,000
Construction loans	$79,911	$79,911	$116,656	$116,656
Series 2016 Preferred Stock	$—	$—	$139,996	$139,996
Series 2017 Preferred Stock	$—	$—	$2,586	$2,586
Series 2019 Preferred Stock	$127,295	$127,295	$111,863	$111,863
Unsecured promissory notes	$43,443	$43,443	$43,543	$43,543

Our investments in real-estate related loans, fixed and floating rate mortgages, variable rate revolving credit facility, construction loans, preferred stock and unsecured promissory notes are categorized as Level 3 in the fair value hierarchy.

7. Preferred Stock

Information on our preferred stock as of June 30, 2022 and December 31, 2021 is as follows:

					Shares Outstanding at
	Dividend Rate	Extension Dividend Rate	Redemption Date	Maximum Extension Date	June 30, 2022	December 31, 2021
Series 2016 Preferred Stock (1)	6.5%	7.0%	January 31, 2022	January 31, 2023	—	13,999,560
Series 2017 Preferred Stock (2)	7.5%	8.0%	January 31, 2022	January 31, 2024	—	258,550
Series 2019 Preferred Stock	5.5%	6.0%	December 31, 2023	December 31, 2025	12,729,485	11,186,301

(1) We fully redeemed our Series 2016 Preferred Stock on April 18, 2022 for $139.8 million.
(2) We fully redeemed our Series 2017 Preferred Stock immediately after the January 31, 2022 redemption date for $2.6 million.

The Private Offering for our Series 2019 Preferred Stock was fully subscribed and terminated in March 2022. We issued $15.4 million of our Series 2019 Preferred Stock in the first quarter of 2022 prior to the termination of the Private Offering. During the six months ended June 30, 2021 we issued $30.6 million of Series 2019 Preferred Stock. During the six months ended June 30, 2022 and 2021, we incurred $3.4 million and $1.2 million in dividends on our Series 2019 Preferred Stock, respectively. During the six months ended June 30, 2022, we incurred $2.9 million in dividends on our Series 2016 Preferred Stock prior to their full redemption on April 18, 2022, and we incurred an insignificant amount in dividends on our Series 2017 Preferred Stock prior to their full redemption immediately after the January 31, 2022 redemption date. During the period from the CRII Merger closing on May 7, 2021 to June 30, 2021, we incurred $1.5 million and $29,000 in dividends on our Series 2016 Preferred Stock and Series 2017 Preferred Stock, respectively.

During the six months ended June 30, 2022, we repurchased 4,000 shares of Series 2019 Preferred Stock for $40,000. Additionally, we fully redeemed our Series 2017 Preferred Stock immediately after the January 31, 2022 redemption date for $2.6 million and we fully redeemed our Series 2016 Preferred Stock on April 18, 2022 for $139.8 million. During the six months ended June 30, 2021, we repurchased 10,000 shares of Series 2019 Preferred Stock for $0.1 million and during the period from the CRII Merger closing on May 7, 2021 to June 30, 2021 we repurchased 55,990 shares of Series 2016 Preferred Stock for $0.5 million.

8. Stockholders' Equity

Common Stock

The following table details the movement in the Company's outstanding shares for each class of common stock:

	Six Months Ended June 30, 2022
	Class T	Class D	Class I	Class A	Class TX	Total
December 31, 2021	—	—	151,286	23,445,174	17,520	23,613,980
Issuance of common stock	2,943,405	1,019	1,602,969	—	—	4,547,393
Distribution reinvestment	1,481	—	1,491	49,811	10	52,793
Repurchases of common stock	—	—	—	(482,865)	—	(482,865)
June 30, 2022	2,944,885	1,019	1,755,746	23,012,120	17,530	27,731,301

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. For the six months ended June 30, 2022, we paid aggregate distributions of $9.8 million, including $8.8 million distributions paid in cash and $1.0 million of distributions reinvested through our distribution reinvestment plan.

We declared the following monthly distributions for each share of our common stock as shown in the table below:

Shareholder Record Date	Monthly Rate	Annually
January 31, 2022	$0.05833333	$0.70
February 28, 2022	$0.05916667	$0.71
March 31, 2022	$0.05916667	$0.71
April 30, 2022	$0.05916667	$0.71
May 31, 2022	$0.06000000	$0.72
June 30, 2022	$0.06083333	$0.73

Repurchases

During the six months ended June 30, 2022, we repurchased 482,865 shares of common stock pursuant to our share repurchase program for $8.7 million, at an average repurchase price of $18.02. We had no unfulfilled repurchase requests during the six months ended June 30, 2022.

9.    Related-Party Transactions

Asset Management Fee

Under the amended and restated advisory agreement entered May 7, 2021 and renewed for an additional one-year term as of May 7, 2022, CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap of 0.125% of net asset value of CROP. Prior to May 7, 2021, we paid our advisor an annual asset management fee in an amount equal to 1.25% per annum (paid monthly) of the gross book value of our assets as of the last day of the prior month.

Asset management fees to our advisor for the three months ended June 30, 2022 and 2021 were $4.3 million and $1.4 million, respectively. Asset management fees to our advisor for the six months ended June 30, 2022 and 2021 were $8.1 million and $2.3 million, respectively.

Performance Participation Allocation

CC Advisors - SLP, LLC, an affiliate of our advisor and the Special Limited Partner at CROP, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP's total return to its capital account as long as the advisory agreement has not been terminated. Total return is defined as all distributions accrued or paid (without duplication) on the Participating Partnership units (all units in our Operating Partnership with the exception of preferred units) plus the change in the aggregate net asset value of such Participating Partnership units. Under the Operating Partnership agreement, the annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The allocation of the performance participation interest is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

On January 31, 2022, the performance participation allocation incurred during the period from the CRII Merger closing on May 7, 2021 to December 31, 2021 of $51.8 million was paid in cash. During the three and six months ended June 30, 2022, we recognized $10.1 million and $30.1 million, respectively, of performance participation expense as a result of the increase in the value of our net assets and dividends paid to stockholders. CROP's Operating Partnership agreement was amended with the CRII Merger in May 2021 to provide for the performance participation allocation. Therefore, no performance participation allocation was recognized prior to the CRII Merger.

Block C and Jasper Investments

On June 28, 2022, we, through our indirect subsidiaries, admitted entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”) as members in CW Block C, LLC, a development joint venture with CMOF, and CW Jasper, LLC, a development project owned 100% by CROP (“Jasper”). The Affiliated Members are owned directly or indirectly by our officers or directors , as well as certain employees of CROP and our advisor or its affiliates. In connection with their admission as members, the Affiliated Members made an aggregate capital contribution of $8.5 million and $2.4 million to Block C and Jasper, respectively. The Affiliated Members will participate in the economics of Block C and Jasper on the same terms and conditions as us. The operating agreements of Block C and Jasper were amended in August 2022 to reflect additional terms related to the admission of the Affiliated Members. Block C and Jasper are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs act of 2017.

10.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited OP Units and LTIP Units are CROP units not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”
Common Limited OP Units - During the six months ended June 30, 2022, we paid aggregate distributions to noncontrolling OP Unit holders of $11.0 million. During the period from the CRII Merger closing on May 7, 2021 to June 30, 2021, we paid aggregate distributions to noncontrolling OP Unit holders of $2.2 million.
LTIP Units - As of June 30, 2022, there were 673,780 unvested time LTIP awards and 548,138 unvested performance LTIP awards outstanding. Share-based compensation was $1.6 million and $0.5 million for the six months ended June 30, 2022 and 2021, respectively. Total unrecognized compensation expense for LTIP Units at June 30, 2022 is $10.0 million and is expected to be recognized on a straight-line basis through December 2025.

Noncontrolling Interests - Partially Owned Entities

As of June 30, 2022, noncontrolling interests in consolidated entities not wholly owned by us ranged from 1% to 81%, with the average being 22%.

We consolidated Block C on June 28, 2022, recording the Block C membership interests owned by CMOF and Affiliated Members as noncontrolling interests. Additional noncontrolling interests were recorded with the Affiliated Members contribution to Jasper, an entity that was already consolidated.

11.    Commitments and Contingencies

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of June 30, 2022, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

12.    Subsequent Events

We evaluate subsequent events up until the date the condensed consolidated financial statements are issued and have determined there are none to be reported or disclosed in the condensed consolidated financial statements other than those mentioned below.

Merger with Cottonwood Multifamily Opportunity Fund, Inc.
On July 8, 2022, we, CMOF, Cottonwood Multifamily Opportunity Fund O.P., LP (“CMOF OP”), CROP, and Cottonwood Communities GP Subsidiary, LLC, our wholly owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “CMOF Merger Agreement”). Subject to the terms and conditions of the CMOF Merger Agreement, (i) CMOF will merge with and into Merger Sub, with Merger Sub surviving as our direct, wholly owned subsidiary (the “Company Merger”) and (ii) CMOF OP will merge with and into CROP, with CROP surviving (the “Partnership Merger” and, together with the Company Merger, the “CMOF Merger”). At such time, the separate existence of CMOF and CMOF OP will cease. The CMOF Merger Agreement was entered into after a thorough due diligence and negotiation process conducted by a special committee of CMOF’s board of directors, with the assistance of its advisors, and our conflicts committee, with the assistance of its advisors.

At the effective time of the Company Merger, each issued and outstanding share of CMOF’s common stock, $0.01 par value per share (the “CMOF Common Stock”) will be converted into the right to receive 0.8669 shares of our Class A common stock, $0.01 par value per share. As of June 30, 2022, 5,001,000 shares of CMOF Common Stock were issued and outstanding. Shares of CMOF Common Stock held as of immediately prior to the effective time of the Company Merger by us, any wholly owned subsidiary of ours, or any wholly owned subsidiary of CMOF will be automatically canceled in connection with the Company Merger without receiving payment.

At the effective time of the Partnership Merger, each outstanding common unit of partnership interests in CMOF OP (“CMOF OP Partnership Unit”) will be converted into the right to receive 0.8669 common units of CROP (“CROP Common Units”). CMOF OP Partnership Units held as of immediately prior to the effective time of the Partnership Merger by us, any wholly owned subsidiary of ours, CMOF, or any wholly owned subsidiary of CMOF will be canceled in connection with the Partnership Merger without receiving payment.

The obligations of each party to consummate the CMOF Merger are subject to a number of conditions, including receipt of the approval of the Company Merger by the holders of a majority of the outstanding shares of the CMOF common stock.